FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * HUND THOMAS N. (Last) (First) (Middle) Burlington Northern Santa Fe Corporation 2650 Lou Menk Drive (Street) Fort Worth TX 76131-2830 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Burlington Northern Santa Fe Corporation (BNI) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 1, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Executive Vice President and Chief

Financial Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	01/31/03		A		18,928 (a)	A	$17.01	179,260	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy) with tandem tax withholding rights	$26.2025	01/01/03

J (b)

						9,000		01/01/04	01/01/13	Common Stock	9,000

J (b)

Employee Stock Option (Right to Buy) with tandem tax withholding rights	$26.2025	01/01/03

J (c)

						17,550		01/01/05	01/01/13	Common Stock	17,550

J (c)

Employee Stock Option (Right to Buy) with tandem tax withholding rights	$26.2025	01/01/03

J (d)

						26,550		01/01/06	01/01/13	Common Stock	26,550

J (d)

													53,100	D

Explanation of Responses:

(a)     Grant of restricted stock pursuant to the Incentive Bonus Stock Program of the Burlington Northern Santa Fe 1999 Stock Incentive Plan (the “1999 Plan”) with a right to have shares withheld to satisfy tax liabilities upon vesting, with a vesting date of three years.

(b)     Election to exchange $20,000 of salary for year 2003 for a grant pursuant to Rule 16b-3 of options under the Burlington Northern Santa Fe Salary Exchange Option Program.

(c)      Election to exchange $39,000 of salary for year 2004 for a grant pursuant to Rule 16b-3 of options under the Burlington Northern Santa Fe Salary Exchange Option Program.

(d)     Election to exchange $59,000 of salary for year 2005 for a grant pursuant to Rule 16b-3 of options under the Burlington Northern Santa Fe Salary Exchange Option Program.

/s/ Thomas N. Hund, by Jeffrey T. Williams, Attorney-in-Fact ** Signature of Reporting Person Thomas N. Hund	02/04/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002